15026074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 / A
PART III

SEC FILE NUMBER
8- 47939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/13 AND ENDING 10/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eaton Vance Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN - 2 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

SEC Mail Processing Section
RECEIVED
DEC 29 2014
Washington DC
201

For the fiscal year ended October 31, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-047939 FINRA Oct. 3/10/1995
Eaton Vance Distributors, Inc.
Two International Place
ATTN: Daniel C. Cataldo
Boston, MA 02110

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
617-672-8952

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 55,857
B.	Less payment made with SIPC-6 filed (**exclude interest**) 5/23/2014 (Date Paid)	(27,131)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	28,726
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 28,726
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 28,726	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Eaton Vance Distributors, Inc.
(Name of Corporation, Partnership or other organization)

Daniel C. Cataldo
(Authorized Signature)

Dated the 19th day of December, 20 14.

Vice President, Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning November 1, 2013
and ending October 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 336,129,977
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(103,316,046)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(16,852,308)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Affiliate service agreement income (Deductions in excess of $100,000 require documentation)	(193,618,662)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(313,787,016)
2d. SIPC Net Operating Revenues	$ 22,342,961
2e. General Assessment @ .0025	$ 55,857 (to page 1, line 2.A.)

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Management of
Eaton Vance Distributors, Inc.
Two International Place
Boston, MA 02110

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2014, which were agreed to by Eaton Vance Distributors, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. Eaton Vance Distributors, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries such as cancelled checks and bank statements, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended October 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended October 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers such as the SIPC-7 calculation workbook, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers such as the SIPC-7 calculation workbook supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

December 19, 2014

SERVICE AGREEMENT

This Service Agreement ("Agreement") is dated as of November 1, 2009, between EATON VANCE MANAGEMENT ("EVM") and EATON VANCE DISTRIBUTORS, INC. ("EVD").

WHEREAS, EVD's principal business activity is to act as the principal underwriter or sole distributor for shares of various Eaton Vance funds ("Funds"); and

WHEREAS, as such principal underwriter or sole distributor, EVD is entitled to receive selling income in the form of sales commissions and related fees from the Funds or their shareholders, but also is obligated to incur operating expenses that may exceed its income or, if it does exceed such income, may result in profits that are insufficient to warrant its sales efforts; and

WHEREAS, EVM and certain of its affiliates provide investment management services to the Funds and receive asset based compensation for such services that is enhanced by the underwriting and distribution services provided by EVD; and

WHEREAS, EVM wishes to ensure that EVD's profitability is sufficient to support its operations;

NOW, THEREFORE, in consideration of the premises and for other due and adequate consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. EVD will continue to provide services as principal underwriter and sole distributor to the Funds in accordance with the terms of such distribution or similar agreements as are now in effect, or may from time to time be entered into, by and between EVD and such Funds or the investment companies of which the Funds are a part. In no event shall this agreement alter or diminish EVD's duties and responsibilities to the Funds pursuant to such agreements.

2. On the 20th business day of each month (or such other day as may hereafter be agreed to between EVM and EVD) (the "Payment Date"), EVM shall pay to EVD an amount equal to: (a) 102% of EVD's operating expenses during the preceding calendar month, less (b) EVD's operating income during such preceding calendar month.

3. For purposes of this Agreement, EVD's operating expenses and operating income shall be determined in accordance with generally accepted accounting principles. EVD shall provide such computations and such records as EVM may reasonably request to evidence and support all such determinations.

4. Any and all payments to be made by EVM or EVD pursuant to this Agreement shall be made on the Payment Date in such manner as may be agreed upon by the parties.

5. Unless earlier terminated by the mutual, written consent of EVD and EVM, this Agreement shall remain in effect until the later of 30 days following delivery of a termination notice to the non-terminating party.

6. This Agreement shall be governed by the laws of The Commonwealth of Massachusetts and shall be binding upon, and inure to the benefit or, the parties hereto and their respective permitted assigns. Neither party shall assign its rights or obligations under this Agreement without the consent of the other party except in connection with any merger, consolidation or sale or disposition of all or substantially all of the assets of the assigning party with or to another entity. This Agreement constitutes the entire agreement among the parties concerning the subject matter hereof and supersedes any prior agreements among the parties relating to the subject matter hereof.

7. This Agreement shall be reviewed annually and the District Office of the Financial Industry Regulatory Authority shall be notified of any changes or amendments to this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers, or other authorized signatories as of the date first above written.

EATON VANCE MANAGEMENT

By: ______________________
Robert J. Whelan
Vice President & Treasurer

EATON VANCE DISTRIBUTORS, INC.

By: ______________________
Daniel C. Cataldo
Vice President & Treasurer